FOR IMMEDIATE RELEASE

Craig M. Hammett - Vice President, Chief Financial Officer 402-341-4500


            CALENERGY INCREASES STOCK REPURCHASE
             PROGRAM AMOUNT TO 3,000,000 SHARES


     OMAHA, NEBRASKA, December 11, 1997 --- CalEnergy Company, Inc. ("CalEnergy" or the "Company") (NYSE, PCX and LSE Symbol: CE) announced today that it has increased the authorized purchase amounts in its stock repurchase program. With the increased authorization, the Company is currently authorized to purchase from time to time up to 3,000,000 shares of its common stock on the open market.

     CalEnergy, which manages and owns interests in over 5,000 net MW of power generation facilities in operation, construction and development worldwide, currently operates
20 generating facilities and also supplies and distributes electricity to 1.5 million customers.


                      www.calenergy.com

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